P.E. 1/23/02

02012718

333-85550

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED FEB 0 1 2002 WASH. D.C. 364

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a – 16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the announcement of January 23, 2002

PROCESSED FEB 1 1 2002 THOMSON FINANCIAL

NORAMPAC INC.

752 Sherbrooke Street West
Montreal, Quebec
Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________.

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

- a press release issued by the Corporation on January 23, 2002 regarding the announcement of the acquisition by the Corporation of the corrugated products converting plant of Star Container Corporation.

Exhibit Index

Exhibit Number	Document
1	Press release issued by Norampac Inc. on January 23, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORAMPAC INC.

By: Brigitte Dufour
Brigitte Dufour
Legal Counsel and Assistant Secretary

Date: January 29, 2002

PRESS RELEASE

Norampac Inc.
752 Sherbrooke Street West
Montreal, Quebec
Canada
H3A 1G1

Telephone: (514) 282-2635
Facsimile: (514) 282-2650

Norampac

Norampac Completes Another US Acquisition, Purchasing Star Container Corporation of Leominster, Massachusetts

Montreal, Quebec, January 23, 2002 --- Norampac Inc., through its wholly-owned subsidiary Norampac Holding US Inc., completed the acquisition of the corrugated products converting plant of Star Container Corporation. ("Star").

With annual production of over 1 billion square feet and 250 employees, the plant has a well-established customer base, state-of-the-art equipment, experienced personnel and provides a wide range of products and services. The company, located in Leominster, near Boston, will operate under the name of *Star Leominster Inc.*

Existing Star customers will continue to receive the benefit of excellent manufacturing, quality and service capabilities. Star will be enhanced and complemented by the synergy of Norampac's other converting plants, primary mills, and technical resources.

With this second important acquisition in the last two months, Norampac is pursuing its focus strategy of increasing converting capacity and reinforces its presence in the corrugated products market of the Northeastern part of the United States.

PRESS RELEASE

Norampac Inc.
752 Sherbrooke Street West
Montreal, Quebec
Canada
H3A 1G1

Telephone: (514) 282-2635
Facsimile: (514) 282-2650

Norampac owns eight containerboard mills and twenty-six corrugated converting plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 8th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: TSE-DTC) and Cascades Inc. (symbol: TSE-CAS).

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For further information:

Marc-André Dépin
Executive Vice-President
Norampac Inc.
(514) 282-2607
marc_andre_depin@norampac.com

Richard Garneau
Vice-President and Chief Financial Officer
Norampac Inc.
(514) 282-2615
richard_garneau@norampac.com